UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreement

This report on Form 6-K (the “Report”) contains information regarding the entry into a material definitive agreement by Kazia Therapeutics Limited (the “Company”). On April 10, 2026, the Company entered into a License and Commercialisation Agreement (the “Agreement”) with QIMR Berghofer Medical Research Institute (“QIMR Berghofer”), pursuant to which the Company obtained an exclusive, worldwide license to research, develop, manufacture, and commercialize products based on QIMR Berghofer’s proprietary SETDB1-targeted epigenetic platform.

Under the terms of the Agreement, the Company will pay QIMR Berghofer an upfront license fee of $1,390,000 within 15 business days of execution. The Agreement also provides for the Company to pay QIMR Berghofer a percentage of commercialization revenue received by the Company or its affiliates, with the specific percentage varying based on the stage of development at which any product is out-licensed to a third party. The Company has agreed to use commercially reasonable efforts to develop and commercialize at least one product under the licensed intellectual property.

About the SETDB1 Platform

SETDB1 is a histone methyltransferase that plays a key role in gene silencing. In cancer, overexpression of SETDB1 is associated with suppression of immune signaling pathways and resistance to immunotherapy. The licensed platform includes proprietary intellectual property directed to the inhibition of SETDB1 as a therapeutic strategy to restore immune function in tumors and enhance the efficacy of cancer treatments. The Company believes this platform complements its existing oncology pipeline by targeting cancer resistance mechanisms at the chromatin level.

Press Release

The Company is furnishing with this Report on Form 6-K a press release announcing the transaction, dated April 13, 2026, as Exhibit 99.1.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F‑3 (File Nos. 333‑276091, 333‑281937 and 333‑294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated April 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: April 13, 2026

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